Exhibit 12

SPRINGLEAF HOLDINGS, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

	Successor				Predecessor
	Company				Company
				One Month	Eleven Months
	Year Ended	Year Ended	Year Ended	Ended	Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	November 30,	December 31,
(dollars in thousands)	2013	2012	2011	2010	2010	2009
		Revised	Revised	Revised	Revised	Revised
Earnings:
Income (loss) before benefit from income taxes	$77,557	$(305,368)	$(360,138)	$1,463,458	$(261,887)	$(1,073,602)
Interest expense	919,749	1,075,205	1,284,773	120,328	996,469	1,091,163
Implicit interest in rents	10,000	12,115	12,638	1,207	13,751	19,738
Total earnings	$1,007,306	$781,952	$937,273	$1,584,993	$748,333	$37,299

Fixed charges:
Interest expense	$919,749	$1,075,205	$1,284,773	$120,328	$996,469	$1,091,163
Implicit interest in rents	10,000	12,115	12,638	1,207	13,751	19,738
Total fixed charges	$929,749	$1,087,320	$1,297,411	$121,535	$1,010,220	$1,110,901

Ratio of earnings to fixed charges*	1.08	0.72	0.72	13.04	0.74	0.03

*           Earnings did not cover total fixed charges by $305.4 million in 2012, $360.1 million in 2011, $261.9 million during the eleven months ended November 30, 2010, and $1.1 billion in 2009.

We have revised all previously reported periods in this exhibit to correct the errors identified in the fourth quarter of 2013 and to include the out-of-period adjustments previously recorded and disclosed in the appropriate periods. See Item 6 and Note 24 of the Notes to Consolidated Financial Statements in Item 8 for further information on these revisions.

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